FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Register Inscription No. 175

Santiago, April 23rd, 2014

Ger. Gen. No.  37/2014

Ref.:   Significant Event

Dear Sir,

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449,

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10,  paragraph 2, of the Securities Market Law 18,045, and the provisions of General Norm N° 30 of the Superintendence, duly authorized, I hereby inform you of a significant event: The Ordinary Shareholders’ Meeting of Enersis held today, has agreed to distribute a minimum mandatory dividend (partly composed of Interim Dividend No. 88 of $ 1.42964 per share) and an additional dividend for a total amount of $ 329,257,075,000, which is equal to $ 6.70683 per share.

Since Interim Dividend No. 88 has already been paid, Final Dividend No. 89 will be distributed and paid in the remaining amount of $ 259,071,983,050, or $ 5,27719 per share.

 As required by the SVS Circular No. 660/86, I submit the form relating to the aforementioned Final Dividend.

Sincerely,

Ignacio Antoñanzas Alvear

General Manager

c.c.       Santiago Stock Exchange

             Chilean Electronic Stock Exchange

             Brokers Exchange of Valparaíso

             Banco Santander Santiago – Representatives of Bond Holders

             Risk Rating Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

 FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information:YES	0.02 Date: 04/ 23 / 2014 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax N°:94.271.000-3	1.02 Date: 04/ 23 / 2014 (month/day/year)
1.03 Company:ENERSIS S.A.
1.04 Securities Registry N°:0175	1.05 Affected series:Unique .
1.06 Ticker local Exchange:ENERSIS	1.07 Individualization movement: 89

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 04/ 23 / 2014 (month/day/year)
2.02 Agreement Settlement:1 . (1: General Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board Meeting)
2.03 Amount of the dividend: 127,369,153,050	2.04 Type of currency: Ch $ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares:49,092,772,762	3.02 Closing Date:05 / 10 / 2014 (month/day/year)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:2.   (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended:12 / 31/ 13 (month/day/year)

4.03 Type of payment:1  (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of other companies / 4: Other)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

 5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash:__ 2.59446/share 5.03 Payment Date:05 / 16 / 2014 (month/day/year)	5.02 Type of currency: Ch $ --.

 6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Started Date: __/___/__(month/day/year)

6.02 Expiration Option Date: __/__/__(month/day/year)

6.03 Date of the distribution of shares : __/__/__(month/day/year)

6.04 Series to choose: __________(Only if the option is based on shares of own issuance)

6.05 Shares post movement: _________(Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer: __________(Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange: __________

6.08 Factor of shares: __________shares to be received by one share with rights

6.09 Share price:__________/acc.

6.10 Type of currency: Ch $__________

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2013 Net Income and corresponds to 19.34190 % of the liquid net income for the year ended December 31, 2013, and jointly, with the Interim Dividend N°88, of $1.42964 per share, already paid, which corresponds to 10.65809% of the liquid net income for the year ended December 31, 2013, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended December 2013.

Hour, Place and Payment procedures:   For shareholders that have their corresponding authorization, the dividend will be transferred into their bank account or saving account. For shareholders that have asked the payment by mail, the dividend will be delivered with a nominated check to the shareholders’ address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 16, 2014, at the offices of DCV Registros S.A., in its capacity as administrator of the Shareholders’ Register of Enersis S.A. or in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 A.M. to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on May 2nd, 2014.

Type of Entity: Publicly Held Limited Liability Stock Company

NOTE:  On January 31, 2014 the Company paid to the shareholders the Interim Dividend No.88, of $1.42964 per share, corresponding to the year 2013. This Interim Dividend represents 10.65809% of the 2013 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

 SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                     .

 NAME OF THE LEGAL REPRESENTATIVE : IGNACIO ANTOÑANZAS A.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information:YES	0.02 Date:04 / 23 / 2014 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax N°:94.271.000-3	1.02 Date:04 / 23 / 2014 (month/day/year)
1.03 Company:ENERSIS S.A.
1.04 Securities Registry N°:0175	1.05 Affected series: Unique .
1.06 Ticker local Exchange:ENERSIS	1.07 Individualization movement:89A

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 04/ 23 / 2014 (month/day/year)
2.02 Agreement Settlement: 1 . (1: General Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board Meeting)
2.03 Amount of the dividend: Ch$131,702,830,000	2.04 Type of currency: Ch $ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 49,092,772,762	3.02 Closing Date:05 / 10 / 2014 (month/day/year)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:3.   (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 12 / 31 / 13 (month/day/year)

4.03 Type of payment:1  (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of other companies / 4: Other)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash:__ 2.68273 /share 5.03 Payment Date:05 / 16 / 2014 (month/day/year)	5.02 Type of currency: Ch $ --.

 6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Started Date: ___/___/___(month/day/year)

6.02 Expiration Option Date: ___/___/___(month/day/year)

6.03 Date of the distribution of shares : ___/___/___(month/day/year)

6.04 Series to choose:__________(Only if the option is based on shares of own issuance)

6.05 Shares post movement:__________(Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer: __________(Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange:__________

6.08 Factor of shares: __________shares to be received by one share with rights

6.09 Share price: __________/share

6.10 Type of currency: Ch$__________

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders.

Dividend: This dividend will be charged to 2013 Net Income and corresponds to 20% of the liquid net income for the year ended December 31, 2013.

Hour, Place and Payment procedures:   For shareholders that have their corresponding authorization, the dividend will be transfered into their bank account or saving account. For shareholders that have asked the payment by mail, the dividend will be delivered with a nominated check to the shareholders’ address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 16, 2014, at the offices of DCV Registros S.A., in its capacity as administrator of the Shareholders’ Register of Enersis S.A. or in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 A.M. to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on April 2nd, 2014.

 Type of Entity: Publicly Held Limited Liability Stock Company

NOTE:  On January 31st, 2013 the Company paid to the shareholders the Interim Dividend No. 88, of $1.42964 per share, corresponding to the year 2013. This Interim Dividend represents 10.658097% of the 2013 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                     .

 NAME OF THE LEGAL REPRESENTATIVE : IGNACIO ANTOÑANZAS A.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 25, 2014